UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 6
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2020

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XX:  Underwriting Agreement dated March 1, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.

Exhibit XXI:  Form of $3,000,000,000 1.750% Notes due 2029.

Exhibit XXII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated March 8, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.

Exhibit XXIII:  Opinion of Cravath, Swaine & Moore LLP dated March 8, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s prospectus dated December 23, 2020 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 8th day of March, 2022.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eric Lamarcq
Eric Lamarcq
Deputy Director General – Finance
Global Head of Treasury and Capital Markets

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

EXHIBIT INDEX

Exhibit	Document

XX	Underwriting Agreement dated March 1, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.

XXI	Form of $3,000,000,000 1.750% Notes due 2029.

XXII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated March 8, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.

XXIII	Opinion of Cravath, Swaine & Moore LLP dated March 8, 2022 in connection with the offering of $3,000,000,000 1.750% Notes due 2029.